Exhibit 99.1
Dole plc Reports Fourth Quarter and Full Year 2021 Financial Results
DUBLIN – March 15, 2022 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") has today released its financial results for the fourth quarter and fiscal year ended December 31, 2021.
Highlights for FY’21:
•Transformational year for the Group
•Significant increase in scale and footprint following acquisition of remaining 55.0% of Dole Food Company, Inc. ("DFC" or "Legacy Dole") by Total Produce plc ("TP") to create Dole plc ("Dole")
•Following the acquisition, revenue has increased 113.7%, Adjusted EBITDA1 56.5% and total assets 147.5%
•On a pro-forma2 basis, revenue increased 3.5% and Adjusted EBITDA increased 5.9% for the full year
•Group is well positioned for long term sustainable growth following completion of IPO and debt refinancing
•Net Debt1 / pro-forma Adjusted EBITDA 2.87x as of December 31, 2021

Transformational impact of the acquisition of DFC by TP
On July 29, 2021, TP completed the acquisition of the remaining 55.0% of DFC, to create Dole plc. Following this acquisition, the Group has increased significantly in scale and geographical footprint. Revenue has increased 48.5% to $6.5 billion for the full year 2021 compared to 2020. Pro-forma revenue for the full year 2021 of $9.3 billion has increased 113.7% compared to revenue for 2020. Revenue for 2021 includes five months of DFC revenue for the period of July 30, 2021 to December 31, 2021.

Adjusted EBITDA has increased 15.3% to $290.1 million for the full year 2021 compared to 2020. Pro-forma Adjusted EBITDA for the full year 2021 of $393.6 million has increased 56.5% compared to Adjusted EBITDA for 2020. Adjusted EBITDA for 2021 includes five months of DFC Adjusted EBITDA for the period of July 30, 2021 to December 31, 2021, and TP's 45.0% share of DFC Adjusted EBITDA for seven months for the period of January 1, 2021 to July 29, 2021.

Total assets has increased 147.5% to $4.7 billion following the acquisition. The Group now has a strategic and valuable asset base, including over 114,000 acres of owned land and other land holdings, over 160 distribution and manufacturing facilities, 75 packing houses, 12 cold storage facilities, five salad manufacturing plants and 13 owned vessels.

	FY’21	FY’21	FY’20	Variance	Variance
	Pro-forma	Reported (Unaudited)	Reported	Pro-forma FY'21 v Reported FY'20	Reported FY'21 v Reported FY'20
Revenue - $’m (2)	9,286	6,454	4,346	+113.7%	+48.5%
Adjusted EBITDA - $’m (1), (2)	393.6	290.1	251.5	+56.5%	+15.3%
Total Assets - $’m		4,668	1,886		+147.5%
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share and Net Debt are non-GAAP financial measures. Refer to the end of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP measures.
2 This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of DFC by TP and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is comparable to the pro-forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO. The financial statements which will be filed in due course with the SEC, and which will be available on our website once filed (https://www.doleplc.com/investors), will contain the results of TP for the first 7 months to July 29, 2021 (including equity earnings from TP’s 45.0% shareholding in DFC) plus the combined results of TP and DFC from July 30, 2021 to December 31, 2021. Comparative period results to December 31, 2020, are comprised of the full year results of TP including equity earnings from TP’s 45.0% shareholding in DFC.

Pro-forma Financial Information - Highlights (Unaudited)

	Q4'21	Q4'20	FY’21	FY’20	FY Variance
Pro-forma Revenue - $’m (2)	2,251	2,201	9,286	8,969	+3.5%
Pro-forma Adjusted EBITDA - $’m (1), (2)	61.1	71.8	393.6	371.8	+5.9%
Pro-forma Adjusted Net Income - $’m (1), (2)	13.5	18.0	141.2	126.3	+11.8%
Pro-forma Adjusted Fully Diluted EPS - $ (1), (2)	0.14	0.19	1.49	1.33	+11.8%
Commenting on the results, Carl McCann, Executive Chairman said:

“2021 marked a transformational year for the Group following the acquisition of the remaining 55.0% of DFC by Dole plc and the subsequent IPO of the Group on NYSE. Our scale and footprint have increased significantly and we are well positioned to deliver long term sustainable growth. The Group delivered a strong performance for the full year of 2021, with growth across key metrics in line with guidance. Our diversified business model has continued to provide resilience within a challenging macroeconomic environment, while our strategic asset base and multi-continental sourcing model provide a competitive advantage. Our people have once again been the driver of this strong performance and we thank them for their dedication and determination.

For the 2022 financial year, we are targeting revenue in the range of $9.6 billion to $9.9 billion and Adjusted EBITDA of $370.0 million to $380.0 million. The year on year expected reduction in Adjusted EBITDA is primarily due to the significant impact of the Value Added Salads product recall and temporary plant closures. We are monitoring the ongoing geopolitical situation in Ukraine and Russia, however, it is difficult to predict today what impact this may have on the macroeconomic environment and our business."

Pro-forma revenue for the fourth quarter increased 2.3% to $2.3 billion. The increase was driven by growth in the Fresh Fruit, Diversified Fresh Produce – EMEA and Diversified Fresh Produce – Americas & ROW reporting segments.

Pro-forma revenue for the full year 2021 increased 3.5% to $9.3 billion. The increase in full year pro-forma revenue was driven by growth across all reporting segments.

Pro-forma Adjusted EBITDA for the fourth quarter decreased 14.9% to $61.1 million. The decrease was predominantly driven by a decrease in Fresh Vegetables due to the impact of the product recall, a reduction in Fresh Fruit due to the continued impact of input cost inflation, and a slight decrease in Diversified Fresh Produce - EMEA. These decreases were partially offset by a strong performance within Diversified Fresh Produce – Americas & ROW.

Pro-forma Adjusted EBITDA for the full year 2021 increased 5.9% to $393.6 million. The increase was driven by a strong performance in Fresh Fruit and Diversified Fresh Produce – EMEA.

Pro-forma Adjusted Net Income for the fourth quarter decreased 25.0% to $13.5 million, predominantly due to the decrease in pro-forma Adjusted EBITDA in the quarter.

Pro-forma Adjusted Net Income for the full year 2021 increased 11.8% to $141.2 million, driven by the increase in pro-forma Adjusted EBITDA and decrease in the effective tax rate, which was partially offset by an increase in depreciation charges and increase in earnings attributable to non-controlling shareholder interests.

Value Added Salads Product Recall and Temporary Plant Closures Update

In December of 2021, we announced a voluntary recall for all packaged salads processed at our Bessemer City, North Carolina and Yuma, Arizona facilities due to a possible health risk from Listeria monocytogenes. We temporarily suspended operations at both facilities to facilitate proper investigation and sanitation procedures. In January of 2022, after we identified that the likely source of the contamination was a single piece of harvesting equipment that had been contaminated from the natural environment, we issued another recall of packaged salads processed at our Springfield, Ohio and Soledad, California facilities that handled product that had been harvested on that equipment. Operations were not fully suspended at the Soledad and Springfield locations as a result of that recall. Through genetic testing and in cooperation with the FDA, we ultimately confirmed that the harvest equipment was the source and that our processing facilities were not harboring any contamination. Our plants have now returned to operating at full capacity.

Incremental exceptional costs as a result of these recalls and temporary plant closures include costs for the disposal of affected inventory and packaging, reimbursements of charges to customers, penalties charged by customers, direct labor and benefits, freight for redirecting trucks carrying affected products, legal considerations and incremental sanitization procedures. The known and expected impact of these exceptional one-off costs for the 2021 recall is estimated at $17.6 million for the Fresh Vegetables segment. In addition, we also estimated a reduction of $3.3 million in Adjusted EBITDA in 2021 arising from the impact of temporary lost volumes and fixed cost absorption.

Total expected exceptional one-off costs in fiscal year 2022 related to the recalls and temporary plant closures are approximately $15.0 million. In addition we also estimate a reduction in Adjusted EBITDA of approximately $25.0 million arising from the impact of temporary lost volumes, fixed cost absorption and delays in initiating price increases needed to address inflation.

The total impact of both recalls and the temporary plant closures is uncertain and may be subject to change.

Selected Pro-forma Quarterly Segmental Financial Information (Unaudited)

	Q1'21	Q2'21	Q3'21	Q4'21	FY'21
	(U.S. Dollars in thousands)
Revenue
Fresh Fruit	$744,614	$778,798	$672,737	$680,881	$2,877,030
Diversified Fresh Produce - EMEA	793,740	951,848	877,423	815,330	3,438,341
Diversified Fresh Produce - Americas & ROW	421,693	423,966	453,704	479,702	1,779,065
Fresh Vegetables	327,701	332,273	323,772	296,848	1,280,594
Intersegment	(21,985)	(24,493)	(21,599)	(21,281)	(89,358)
Total	$2,265,763	$2,462,392	$2,306,037	$2,251,480	$9,285,672

Adjusted EBITDA
Fresh Fruit	$91,587	$85,726	$16,992	$15,694	$209,999
Diversified Fresh Produce - EMEA	24,927	40,984	35,852	29,363	131,126
Diversified Fresh Produce - Americas & ROW	10,096	18,118	4,281	20,574	53,069
Fresh Vegetables	4,534	(1,553)	925	(4,520)	(614)
Total	$131,144	$143,275	$58,050	$61,111	$393,580

	Q1'20	Q2'20	Q3'20	Q4'20	FY'20
	(U.S. Dollars in thousands)
Revenue
Fresh Fruit	$763,646	$712,712	$682,194	$636,987	$2,795,539
Diversified Fresh Produce - EMEA	742,871	852,110	886,443	781,524	3,262,948
Diversified Fresh Produce - Americas & ROW	381,999	416,993	438,283	475,995	1,713,270
Fresh Vegetables	308,692	313,996	320,543	324,375	1,267,606
Intersegment	(17,490)	(17,489)	(17,490)	(17,489)	(69,958)
Total	$2,179,718	$2,278,322	$2,309,973	$2,201,392	$8,969,405

Adjusted EBITDA
Fresh Fruit	$61,511	$55,509	$38,199	$17,491	$172,710
Diversified Fresh Produce - EMEA	14,666	29,134	33,084	28,825	105,709
Diversified Fresh Produce - Americas & ROW	12,953	16,811	9,631	14,424	53,819
Fresh Vegetables	8,516	8,431	11,496	11,100	39,543
Total	$97,646	$109,885	$92,410	$71,840	$371,781

Fresh Fruit
Pro-forma revenue for the fourth quarter increased 6.9% predominantly due to higher pricing of bananas in North America, continued growth in commercial cargo revenues and higher pineapple volumes.

Pro-forma revenue for the full year 2021 increased 2.9% with the benefit of higher banana pricing in North America and higher pineapple pricing in the key North American and European markets and a strong performance from the commercial cargo business throughout the year, partially offset by lower banana volumes in all markets.

Pro-forma Adjusted EBITDA for the fourth quarter decreased 10.3% compared to the prior year. The reduction was predominantly due to inflationary pressures in Europe that were not offset until the pricing was adjusted for new contracts in 2022.

Pro-forma Adjusted EBITDA for the full year 2021 increased 21.6% predominantly due to strong pricing in the North American banana market in the first half of the year and due to the strong performance in the commercial cargo business.

Diversified Fresh Produce – EMEA
Pro-forma revenue and pro-forma Adjusted EBITDA for the fourth quarter increased 4.3% and 1.9%, respectively, primarily as a result of strong trading results across the reporting segment.

Pro-forma revenue for the full year increased 5.4% due to positive currency movements and a strong performance across all channels.

Pro-forma Adjusted EBITDA for the full year increased 24.0%, driven by strong trading across the segment, the continued recovery in food service channels as European governments relaxed COVID-19 measures and the benefit of positive foreign currency translation during the year.

Diversified Fresh Produce – Americas & ROW
Pro-forma revenue for the fourth quarter increased 0.8% and pro-forma revenue for the full year increased 3.8% due to higher revenue from the berry category and growth in the South American export fruit business.

Pro-forma Adjusted EBITDA for the fourth quarter increased 42.6%, driven by a strong start to the Peruvian grape season and the Chilean cherry season.

Pro-forma Adjusted EBITDA for the full year decreased 1.4%, largely due to the impact of adverse weather events that impacted the Chilean grape season at the outset of the year as well as the impact of inflation and logistics challenges for some of our North American businesses. This was offset in part by positive underlying development in the business from continued growth in the berry category, in the Chilean cherry business, in kiwi, and with a recovery in apples and pears after challenges in the prior year.

Fresh Vegetables
Pro-forma revenue for the fourth quarter decreased 8.5% primarily due to lower volumes driven by the impact of the Value Added Salads product recall and temporary plant closures in December.

Pro-forma revenue for the full year 2021 increased 1.0% due to higher pricing in Value Added Salads, partially offset by lower volumes as a consequence of the Value Added Salads product recall and temporary plant closures and lower pricing and volumes in Fresh Packed Vegetables.

Pro-forma Adjusted EBITDA for the fourth quarter decreased 140.7% primarily due to the impact of the Value Added Salads product recall and temporary plant closures as well as a weak end to the year in Fresh Packed Vegetables due to an oversupply in the market.

Following a challenging year, pro-forma Adjusted EBITDA for the full year decreased 101.6% due to the impact of the Value Added Salads product recall and temporary plant closures, significant inflationary pressures in packaging, freight and labor, and persistently weak Fresh Packed Vegetable markets throughout the year.

Capital Expenditures
Pro-forma capital expenditures for the full year 2021 was approximately $190.0 million, including $53.5 million in respect of final payments for two new vessels, Dole Aztec and Dole Maya, which were delivered in the first half of 2021. In addition, $21.4 million was spent reinvesting in Honduran farms impacted by last year’s hurricanes, and $25.4 million in acquiring pineapple assets.
Capital Structure and Financial Leverage
On July 30, 2021 Dole completed its IPO on NYSE, raising net proceeds of $398.9 million. The proceeds raised were used to repay debt within DFC, including $300.0 million of 7.25% Senior Secured Notes. Concurrently with the IPO, the Group also successfully completed a refinancing and syndication of $1.4 billion of new credit facilities, providing the Group with well-structured liquidity to support continued growth. As a result of the IPO and refinancing, the Group has reduced its annual interest expense by over $40.0 million, based on current interest rates.
Net Debt as of December 31, 2021 was $1.1 billion and Financial Leverage was 2.87x.

Outlook for Fiscal Year 2022
For fiscal year 2022, Dole is targeting:
•Revenue in the range of $9.6 billion to $9.9 billion
•Adjusted EBITDA in the range of $370.0 million to $380.0 million
•Capital Expenditures of approximately $125.0 million
•Net Interest Expense of approximately $45.0 million
•Effective tax rate in the range of 25.0% to 28.0%

The anticipated reduction in targeted Adjusted EBITDA is primarily due to the significant impact of the Value Added Salads product recalls and temporary plant closures. Additionally, the Group anticipates a negative foreign currency translation impact on translation of Euro earnings to U.S. Dollar.
With the exception of the Value Added Salads business, all other businesses within the group have commenced the year satisfactorily and are trading in line with expectations. However, due to the uncertainty caused by the current geopolitical situation in Ukraine and Russia, it is difficult to accurately predict what impact this may have on global trade flows, cost inflation and foreign exchange rates, and how this might impact the Group over this financial year.
Dividend
On March 14, 2022, the Board of Directors of Dole plc declared a cash dividend for the fourth quarter of 2021 of $0.08 per share, payable on April 12, 2022 to shareholders of record on March 29, 2022.

Consolidated Statement of Operations

	Year Ended
	December 31, 2021	December 31, 2020
	Unaudited
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$6,454,402	$4,345,939
Cost of sales	(6,105,271)	(4,012,348)
Gross profit	349,131	333,591
Selling, marketing, general and administrative expenses	(349,769)	(264,844)
Merger, transaction and other related costs	(30,072)	(396)
Gain on disposal of businesses	11	—
Impairment of property, plant and equipment	—	(1,210)
Gain on asset sales	581	—
Operating income (loss)	(30,118)	67,141
Other income (expense), net	8,658	(119)
Interest income	3,938	2,604
Interest expense	(27,030)	(10,523)
Income (loss) before income taxes and equity earnings	(44,552)	59,103
Income tax benefit (expense)	13,333	(18,130)
Equity in net earnings of investments accounted for under the equity method	48,027	30,279
Net income	16,808	71,252
Less: Net income attributable to noncontrolling interests	(24,027)	(18,764)
Net income (loss) attributable to Dole plc	$(7,219)	$52,488

Net income (loss) per share attributable to Dole plc - basic	$(0.10)	$0.95
Net income (loss) per share attributable to Dole plc - diluted	$(0.10)	$0.94
Weighted average shares outstanding - basic	72,190	55,509
Weighted average shares outstanding - diluted	72,190	55,592

Revenue and Adjusted EBITDA by reportable segment

	Year Ended
	December 31, 2021	December 31, 2020
	Unaudited
	(U.S. Dollars in thousands)
Segment Revenue:
Fresh Fruit	$1,133,038	$—
Diversified Fresh Produce - EMEA	3,383,009	3,119,746
Diversified Fresh Produce - Americas & ROW	1,465,025	1,226,193
Fresh Vegetables	510,687	—
Total segment revenue	6,491,759	4,345,939
Intersegment revenue	(37,357)	—
Total consolidated revenue, net	$6,454,402	$4,345,939

Segment Adjusted EBITDA:
Net income	$16,808	$71,252
Income tax (benefit) expense	(13,333)	18,130
Interest expense	27,030	10,523
Depreciation	61,551	24,634
Amortization of intangible assets	11,404	11,548
Merger, transaction and other related costs	30,072	396
Net unrealized loss on derivative instruments	1,257	633
Net unrealized (gain) on foreign currency denominated borrowings	(5,453)	—
Fair value movements on contingent consideration	1,036	519
Impairment of property, plant and equipment	—	1,210
Asset write-downs, net of insurance proceeds	623	—
Vegetable recall and related costs	17,649	—
Fair value loss of Legacy Dole acquisition	4,023	—
Fair value (gain) of other acquisitions	(7,670)	—
(Gain) on disposal of equity method investments	(1,096)	—
(Gain) on disposal of businesses	(11)	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	65,916	—
Restructuring costs	3,172	—
Items in earnings for equity method investments:
Dole’s share of depreciation	30,390	45,135
Dole’s share of amortization	3,218	2,895
Dole’s share of income tax expense	27,297	22,329
Dole’s share of interest expense	18,282	34,631
Dole’s share of other items	(2,039)	7,706
Total segment Adjusted EBITDA	$290,126	$251,541

Fresh Fruit	$26,965	$—
Diversified Fresh Produce - EMEA	128,098	105,089
Diversified Fresh Produce - Americas & ROW	41,737	32,335
Fresh Vegetables	(27)	—
Legacy Dole	93,353	114,117
Total segment Adjusted EBITDA	$290,126	$251,541

Consolidated Balance Sheets

	December 31, 2021	December 31, 2020
	Unaudited
ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$250,561	$160,503
Short-term investments	6,115	—
Trade receivables, net of allowances for credit losses of $22,064 and $10,122, respectively	719,114	361,721
Grower advance receivables, net of allowances of $9,606 and $5,598, respectively	72,350	18,946
Other receivables, net of allowances of $14,066 and $2,850, respectively	125,908	28,540
Inventories, net of allowances of $7,447 and $0, respectively	410,737	141,179
Prepaid expenses	45,339	16,570
Other current assets	11,011	2,936
Assets held-for-sale	200	—
Total current assets	1,641,335	730,395
Long-term investments	23,433	—
Investments in unconsolidated affiliates	128,407	458,557
Actively marketed property	50,364	—
Property, plant and equipment, net of accumulated depreciation of $283,677 and $160,111, respectively	1,430,850	219,665
Operating lease right-of-use assets	368,632	140,212
Goodwill	511,333	234,161
DOLE brand	306,280	—
Other intangible assets, net of accumulated amortization of $117,499 and $119,576 respectively	62,046	65,634
Other assets	98,917	30,496
Deferred income tax assets	46,371	6,682
Total assets	$4,667,968	$1,885,802
LIABILITIES AND EQUITY
Accounts payable	$696,766	$474,528
Income taxes payable	10,316	2,589
Accrued liabilities	464,931	123,463
Bank overdrafts	9,395	11,243
Notes payable and current portion of long-term debt, net	51,785	20,748
Current maturities of operating leases	73,046	21,910
Other tax	35,212	23,371
Contingent consideration	2,958	4,912
Pension and postretirement benefits	17,664	5,787
Dividends payable and current liabilities	9,078	1,355
Total current liabilities	1,371,151	689,906
Long-term debt, net	1,297,808	314,840
Operating leases, less current maturities	305,714	122,225
Deferred income tax liabilities	145,689	22,451
Income tax payable, less current portion	40,439	—
Contingent consideration, less current portion	4,302	5,786
Pension and postretirement benefits, less current portion	152,149	23,607
Other long-term liabilities	105,310	18,755
Total liabilities	$3,422,562	$1,197,570
Commitments and contingent liabilities:
Redeemable noncontrolling interests	32,776	30,317
Stockholders’ equity:
Common stock—$0.001 par value; 300,000,000 shares authorized and 94,877,706 shares outstanding as of December 31, 2021 and 1,000,000,000 shares authorized and 410,724,962 shares outstanding as of December 31, 2020	950	4,865
Additional paid-in capital	792,223	198,232
Retained earnings	413,335	460,715
Accumulated other comprehensive loss	(125,919)	(128,803)
Total equity attributable to Dole plc	1,080,589	535,009
Equity attributable to noncontrolling interests	132,041	122,906
Total equity	1,212,630	657,915
Total liabilities, redeemable noncontrolling interests and equity	$4,667,968	$1,885,802

Pro-forma Financial Statements

Pro-forma Methodology
The methodology used to prepare the unaudited pro-forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of DFC by TP and the IPO and refinancing as if they had occurred on January 1, 2020, is in line with how the pro-forma financial statements were prepared in the F-1.
1.All associated transaction costs reflected on January 1, 2020.
2.Effective tax rate for 2020 (28.5%) and 2021 (26.0%).
3.Applying the results of the Purchase Price Allocation (“PPA”) exercise, acquisition accounting and debt refinancing to January 1, 2020:
a.Reversal of fair value uplift to banana and pineapple inventory and bearer plants. DFC accounts for agricultural costs in accordance with ASC 905, Agriculture for all crops except pineapples and bananas due to their continuous cycle of production. At the acquisition balance sheet date previously uncapitalized pineapple and banana costs are required to be recognized at their fair value to reflect the biological transformation of these crops. This is an uplift of $35.0 million in relation to inventory and $68.0 million in relation to pineapple bearer plants. These fair value uplifts will be amortized in the income statement over the remaining growth and harvest cycle for the inventory element and over the life of the plants for the bearer plants. The pro-forma results include the full reversal of these amounts, or $103.0 million, based on the life of the plants.
b.2020 and 2021 pro-forma results reflect a reduction in the depreciation charge of $4.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets.
c.The interest expense for both years reflects the outcome of the refinancing.
d.Fair value loss on TP’s investment in DFC recorded on January 1, 2020.
4.TP’s pickup of its 45.0% share of DFC’s net income has been eliminated.
5.EPS is calculated using shares in issue following the IPO and additional share issuances.
6.There is an adjustment in 2020 of $14.0 million and an adjustment in 2021 of $9.8 million to reflect estimated ongoing incremental public company costs of $14.0 million annualized.

Pro-forma Statement of Operations (Unaudited) – for the quarters ended December 31, 2021 and 2020

	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020
	(U.S. Dollars in thousands, except per share amounts)
Revenues, net	$2,251,480	$2,201,392
Cost of sales	(2,115,837)	(2,056,492)
Gross profit	135,643	144,900
Selling, marketing and general and administrative expenses	(134,374)	(120,998)
Gain on disposal of businesses	606	—
Gain on asset sales	(9,058)	3,338
Operating income (expense)	(7,183)	27,240
Other income (expense), net	760	(18,210)
Interest income	2,112	1,817
Interest expense	(11,135)	(11,135)
Loss from continuing operations before income taxes and equity earnings	(15,446)	(288)
Income tax benefit (expense)	9,882	(1,727)
Equity in net earnings of investments accounted for under the equity method	6,061	5,413
Income from continuing operations, net of income taxes	497	3,398

Net income	497	3,398
Less: Net income attributable to noncontrolling interests	(4,675)	(3,552)
Net (loss) attributable to Dole plc	$(4,178)	$(154)

Net (loss) per share attributable to Dole plc - basic	$(0.04)	$—
Net (loss) per share attributable to Dole plc - diluted	$(0.04)	$—
Weighted average shares outstanding - basis	94,878	94,878
Weighted average shares outstanding - diluted	95,030	95,030

Pro-forma Statement of Operations (Unaudited) – for the years ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(U.S. Dollars in thousands, except per share amounts)
Revenues, net	$9,285,672	$8,969,405
Cost of sales	(8,565,685)	(8,373,252)
Gross profit	719,987	596,153
Selling, marketing and general and administrative expenses	(517,712)	(479,030)
Merger, transaction and other related costs	—	(31,933)
Gain on disposal of businesses	11	—
Impairment of property, plant & equipment	—	(1,210)
Gain on asset sales	3,323	11,181
Operating income	205,609	95,161
Other income (expense), net	20,572	(29,820)
Interest income	5,321	5,735
Interest expense	(45,520)	(45,520)
Income from continuing operations before income taxes and equity earnings	185,982	25,556
Income tax expense	(32,089)	(9,622)
Equity in net earnings of investments accounted for under the equity method	23,658	13,294
Income from continuing operations, net of income taxes	177,551	29,228
Loss from discontinued operations, net of income taxes	—	(43)
Net income	177,551	29,185
Less: Net income attributable to noncontrolling interests	(25,900)	(20,618)
Net income attributable to Dole plc	$151,651	$8,567

Net income per share attributable to Dole plc - basic	$1.60	$0.09
Net income per share attributable to Dole plc - diluted	$1.60	$0.09
Weighted average share outstanding - basic	94,878	94,878
Weighted average shares outstanding - diluted	95,030	95,030

Reconciliation from Pro-forma Net Income to Pro-forma Adjusted EBITDA (Unaudited) – for the quarters ended December 31, 2021 and 2020

	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020
	(U.S. Dollars in thousands)

Net income	$497	$3,398
Interest expense from continuing operations	11,135	11,135
Income tax (benefit) expense from continuing operations	(9,882)	1,727
EBIT	1,750	16,260
Depreciation	26,595	29,129
Amortization of intangible assets	3,168	2,936
Net unrealized loss (gain) on derivative instruments	1,016	(4,953)
Fair value movement on contingent consideration	(94)	1,213
Net unrealized (gain) loss on foreign currency denominated borrowings	(2,222)	10,015
Restructuring charges and onerous contract costs	3,547	(249)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	17,021
Loss (gain) on asset sales	9,469	(4,488)
(Gain) on disposal of businesses	(606)	—
Fair value loss of other acquisitions	239	—
Insurance proceeds, asset write-downs and disposals, net	888	1,484
Produce recall costs	17,649	—
Items in earnings for equity method investments:
Dole's share of interest expense	208	266
Dole's share of income tax	(244)	1,162
Dole's share of depreciation	1,172	1,287
Dole's share of amortization	756	757
Dole's share of other items	(2,180)	—
Adjusted EBITDA	$61,111	$71,840

Reconciliation from Pro-forma Net Income to Pro-forma Adjusted EBITDA (Unaudited) – for the years ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(U.S. Dollars in thousands)
Net income	$177,551	$29,185
Loss from discontinued operations, net of income taxes	—	43
Interest expense from continuing operations	45,520	45,520
Income tax expense from continuing operations	32,089	9,622
EBIT	255,160	84,370
Depreciation	113,276	111,294
Amortization of intangible assets	11,404	11,548
Net unrealized loss (gain) on derivative instruments	3,307	(11,296)
Fair value movement on contingent consideration	1,036	519
Merger, transaction and other related costs	—	31,933
Impairment of property, plant & equipment	—	1,210
Net unrealized (gain) loss on foreign currency denominated borrowings	(9,478)	20,126
Restructuring charges and onerous contract costs	3,172	929
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	103,267
Loss (gain) on asset sales	177	(12,137)
(Gain) on disposal of businesses	(11)	—
Fair value loss of Legacy Dole acquisition	—	4,023
Fair value (gain) of other acquisitions	(7,670)	—
COVID-19	—	10,877
(Gain) on disposal of equity method investments	(1,096)	—
Insurance proceeds, assets write-downs and disposals, net	(18,494)	1,428
Produce recall costs	17,649	—
Legal matters	14,610	—
Items in earnings for equity method investments:
Dole's share of interest expense	1,321	1,400
Dole's share of income tax	2,930	4,027
Dole's share of depreciation	5,249	5,369
Dole's share of amortization	3,218	2,894
Dole's share of other items	(2,180)	—
Adjusted EBITDA	$393,580	$371,781

Reconciliation from Pro-forma Net Income to Pro-forma Adjusted Net Income (Unaudited) – for the quarters ended December 31, 2021 and 2020

	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020
	(U.S. Dollars in thousands)

(Loss) for the financial year attributable to equity shareholders	$(4,178)	$(154)
Adjustments:
Amortization of intangible assets	3,168	2,936
Net unrealized loss (gain) on derivative financial instruments	1,016	(4,953)
Fair value movements on contingent consideration	(94)	1,213
Restructuring charges and onerous contract costs	3,547	(249)
(Gain) on disposal of businesses	(606)	—
Loss (gain) on asset sales	9,469	(4,488)
Fair value loss on other acquisitions	239	—
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	17,021
Produce recall costs	17,649	—
Insurance proceeds, asset write-downs and disposals, net	888	1,484
Net unrealized (gain) loss on foreign currency denominated borrowings	(2,222)	10,015
Income tax (benefit) on items above	(4,969)	(6,638)
Income tax (benefit) expense on discrete tax items	(7,881)	1,809
NCI impact on items above	(972)	(724)
Items in earnings for equity method investments
Dole's share of amortization on intangible assets	756	757
Dole's share of other items	(2,180)	—
Dole's share of income tax (benefit) on items above	(120)	(27)
Adjusted earnings for EPS calculation	$13,510	$18,002

Weighted average number of shares at end of period ('000)	94,878	94,878
Adjusted basic earnings per share	$0.14	$0.19
Diluted weighted average number of shares ('000)	95,030	95,030
Adjusted fully diluted earnings per share	$0.14	$0.19

Reconciliation from Pro-forma Net Income to Pro-forma Adjusted Net Income (Unaudited) – for the years ended December 31, 2021 and 2020

	Year Ended December 31, 2021	Year Ended December 31, 2020
	(U.S. Dollars in thousands)

Profit for the financial year attributable to equity shareholders	$151,651	$8,567
Adjustments:
Amortization of intangible assets	11,404	11,548
Net unrealized loss (gain) on derivative financial instruments	3,307	(11,296)
Fair value movements on contingent consideration	1,036	519
Restructuring charges and onerous contract costs	3,172	929
(Gain) on disposal of businesses	(11)	—
Loss (gain) on asset sales	177	(12,137)
Fair value gain on other acquisitions	(7,670)	—
Legal matters	14,610	—
COVID-19	—	10,877
Merger, transaction and other related costs	—	31,933
Impairment of property, plant & equipment	—	1,210
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	—	103,267
Produce recall costs	17,649	—
Insurance proceeds, asset write-downs and disposals, net	(18,494)	1,428
Net unrealized (gain) loss on foreign currency denominated borrowings	(9,478)	20,126
Fair value loss of Legacy Dole acquisition	—	4,023
(Gain) on disposal of equity method investments	(1,096)	—
Income tax (benefit) on items above	(5,579)	(37,745)
Income tax (benefit) on discrete tax items	(16,267)	(5,926)
NCI impact on items above	(3,738)	(3,544)
Items in earnings for equity method investments
Dole's share of intangible asset amortization	3,218	2,894
Dole share of other items	(2,180)	—
Dole's share of income tax (benefit) on items above	(514)	(377)
Adjusted earnings for EPS calculation	$141,197	$126,296

Weighted average number of shares at end of period ('000)	94,878	94,878
Adjusted basic earnings per share	$1.49	$1.33
Diluted weighted average number of shares ('000)	95,030	95,030
Adjusted fully diluted earnings per share	$1.49	$1.33

Pro-forma Reconciliation (Unaudited) – for the full year ended December 31, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars in thousands)
Revenues, net	4,548,888	4,809,173	9,358,061	(72,389)	—	—	—	—	9,285,672
Cost of sales	(4,179,155)	(4,537,683)	(8,716,838)	151,153	—	—	—	—	(8,565,685)
Gross profit	369,733	271,490	641,223	78,764	—	—	—	—	719,987
Selling, marketing and general and administrative expenses	(290,047)	(217,915)	(507,962)	—	—	(9,750)	—	—	(517,712)
Merger, transaction and other related costs	(26,719)	(5,214)	(31,933)	—	31,933	—	—	—	—
Gain on disposal of businesses	11	—	11	—	—	—	—	—	11
Gain on asset sales	581	7,372	7,953	(4,630)	—	—	—	—	3,323
Operating income (expense), net	53,559	55,733	109,292	74,134	31,933	(9,750)	—	—	205,609
Other income (expense), net	1,557	19,015	20,572	—	—	—	—	—	20,572
Interest income	2,594	2,727	5,321	—	—	—	—	—	5,321
Interest expense	(21,912)	(44,790)	(66,702)	—	—	—	21,182	—	(45,520)
Income (loss) before income taxes and equity earnings	35,798	32,685	68,483	74,134	31,933	(9,750)	21,182	—	185,982
Income tax (expense) benefit	(20,018)	(30,787)	(50,805)	—	—	3,066	(6,660)	22,310	(32,089)
Equity in net earnings of investments accounted for under the equity method	46,317	1,737	48,054	(24,396)	—	—	—	—	23,658
Income from continuing operations, net of income taxes	62,097	3,635	65,732	49,738	31,933	(6,684)	14,522	22,310	177,551
Income from discontinued operations, net of income taxes	—	—	—	—	—	—	—	—	—
Net income (loss)	62,097	3,635	65,732	49,738	31,933	(6,684)	14,522	22,310	177,551
Less: Net income attributable to noncontrolling interests	(23,004)	(2,896)	(25,900)	—	—	—	—	—	(25,900)
Net income (loss) attributable to Dole plc	39,093	739	39,832	49,738	31,933	(6,684)	14,522	22,310	151,651

Earnings per share:
Net income per share - basic									$1.60
Net income per share - diluted									$1.60
Weighted average shares outstanding
Basic									94,878
Diluted									95,030

Pro-forma Reconciliation (Unaudited) – for the full year ended December 31, 2020

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars in thousands)
Revenues, net	4,345,939	4,671,999	9,017,938	(48,533)	—	—	—	—	8,969,405
Cost of sales	(4,012,348)	(4,311,275)	(8,323,623)	(49,629)	—	—	—	—	(8,373,252)
Gross profit	333,591	360,724	694,315	(98,162)	—	—	—	—	596,153
Selling, marketing and general and administrative expenses	(264,448)	(200,582)	(465,030)	—	—	(14,000)	—	—	(479,030)
Merger, transaction and other related costs	(396)	(661)	(1,057)	—	(30,876)	—	—	—	(31,933)
Impairment of property, plant & equipment	(1,210)	—	(1,210)	—	—	—	—	—	(1,210)
Gain on asset sales	—	11,181	11,181	—	—	—	—	—	11,181
Operating income (loss)	67,537	170,662	238,199	(98,162)	(30,876)	(14,000)	—	—	95,161
Other income (expense), net	(515)	(29,305)	(29,820)	—	—	—	—	—	(29,820)
Interest income	2,604	3,131	5,735	—	—	—	—	—	5,735
Interest expense	(10,523)	(78,250)	(88,773)	—	—	—	43,253	—	(45,520)
Income (loss) from continuing operations before income taxes and equity earnings	59,103	66,238	125,341	(98,162)	(30,876)	(14,000)	43,253	—	25,556
Income tax (provision) benefit	(18,130)	(23,782)	(41,912)	—	—	4,402	(13,600)	41,488	(9,622)
Equity in net earnings of investments accounted for under the equity method	30,279	2,149	32,428	(19,134)	—	—	—	—	13,294
Income from continuing operations, net of income taxes	71,252	44,605	115,857	(117,296)	(30,876)	(9,598)	29,653	41,488	29,228
Loss from discontinued operations, net of income taxes	—	(43)	(43)	—	—	—	—	—	(43)
Net income (loss)	71,252	44,562	115,814	(117,296)	(30,876)	(9,598)	29,653	41,488	29,185
Less: Net income attributable to noncontrolling interests	(18,764)	(1,854)	(20,618)	—	—	—	—	—	(20,618)
Net income (loss) attributable to Dole plc	52,488	42,708	95,196	(117,296)	(30,876)	(9,598)	29,653	41,488	8,567

Earnings per share:
Net income (loss) per share - basic									$0.09
Net income (loss) per share - diluted									$0.09
Weighted average shares outstanding
Basic									$94,878
Diluted									$95,030

Quarterly Pro-forma Financial Information (Unaudited)

	Q1'21	Q2'21	Q3'21	Q4'21	FY'21
	(U.S. Dollars in thousands)
Pro-forma Revenue	$2,265,763	$2,462,392	$2,306,037	$2,251,480	$9,285,672
Pro-forma Adjusted EBITDA	131,144	143,275	58,050	61,111	393,580
Pro-forma Earnings per Share	$0.62	$0.75	$0.32	$(0.04)	$1.60
Pro-forma Adjusted Earnings per Share	$0.63	$0.71	$0.04	$0.14	$1.49

	Q1'20	Q2'20	Q3'20	Q4'20	FY'20
	(U.S. Dollars in thousands)
Pro-forma Revenue	$2,179,718	$2,278,322	$2,309,973	$2,201,392	$8,969,405
Pro-forma Adjusted EBITDA	97,646	109,885	92,410	71,840	371,781
Pro-forma Earnings per Share	$(0.39)	$0.29	$0.20	$—	$0.09
Pro-forma Adjusted Earnings per Share	$0.44	$0.37	$0.32	$0.19	$1.33

Net Debt and Financial Leverage

Net Debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt and financial leverage as of December 31, 2021 is presented below. Net Debt as of December 31, 2021 was $1.1 billion and financial leverage was 2.87x.

December 31, 2021
Unaudited
(U.S. Dollars in thousands)
Cash and cash equivalents	$(250,561)
Bank overdrafts	9,395
Notes payable and current portion of long-term debt, net	51,785
Long-term debt, net	1,297,808
1,108,427
Less: Debt discounts and debt issuance costs	21,063
Net Debt	$1,129,490

Pro-forma Adjusted EBITDA	393,580
Financial Leverage: Net Debt / Pro-forma Adjusted EBITDA	2.87x

The following tables reconcile revenue to pro-forma revenue and Adjusted EBITDA to pro-forma Adjusted EBITDA for the quarters and years ended December 31, 2021 and 2020:

	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020
	Unaudited
	(U.S. Dollars in thousands)
Revenue	$2,251,480	$1,054,655
Incremental revenue of 100% of DFC[3]	—	1,158,870
Effect of intercompany transactions in period	—	(12,133)
Pro-forma Revenue	$2,251,480	$2,201,392

	Year Ended December 31, 2021	Year Ended December 31, 2020
	Unaudited
	(U.S. Dollars in thousands)
Revenue	$6,454,402	$4,345,939
Incremental revenue of 100% of DFC[3]	2,875,099	4,671,999
Effect of intercompany transactions in period	(43,829)	(48,533)
Pro-forma Revenue	$9,285,672	$8,969,405

	Quarter Ended December 31, 2021	Quarter Ended December 31, 2020
	Unaudited
	(U.S. Dollars in thousands)
Adjusted EBITDA	$61,111	$54,470
Less EBITDA of equity accounted 45% of DFC	—	(18,358)
Incremental EBITDA of 100% of DFC[3]	—	39,228
Pro-forma public company costs	—	(3,500)
Pro-forma Adjusted EBITDA	$61,111	$71,840

	Year Ended December 31, 2021	Year Ended December 31, 2020
	Unaudited
	(U.S. Dollars in thousands)
Adjusted EBITDA	$290,126	$251,541
Less EBITDA of equity accounted 45% of DFC	(93,353)	(114,117)
Incremental EBITDA of 100% of DFC[3]	206,557	248,357
Pro-forma public company costs	(9,750)	(14,000)
Pro-forma Adjusted EBITDA	$393,580	$371,781

3 Incremental revenue and EBITDA from DFC relates to periods from January 1, 2021, to July 29, 2021, and January 1, 2020, to December 31, 2020, respectively.

Dole plc’s results are determined in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”).

In addition to its results under GAAP, in this Press Release we also present Dole plc’s Adjusted EBITDA, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted net income attributable to Dole plc and pro-forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, GAAP.
Adjusted EBITDA is calculated from EBIT before discontinued operations by: (1) adding depreciation charges; (2) adding amortization charges; (3) adding merger, transaction and other related costs; (4) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments;(5) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated borrowings; (6) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (7) adding or subtracting fair value movements on contingent consideration; (8) adding impairment charges on property, plant and equipment; (9) adding or subtracting asset write-downs, net of insurance proceeds; (10) adding incremental costs for produce recalls and related costs; (11) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (13) subtracting the gain or adding the loss on the disposal of business interests; (14) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (15) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (16) adding restructuring charges; (17) adding costs for legal matters not in the ordinary course of business; and (18) adding costs that are directly related to the COVID-19 pandemic, and are as follows: costs that are (i) incremental to charges incurred prior to the outbreak, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Costs related to COVID-19 are not added back after the fourth quarter of 2020. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Pro-forma EBIT before discontinued operations is calculated from pro-forma net income (loss) by adding pro-forma interest expense from continuing operations, adding the pro-forma income tax expense or subtracting the pro-forma income tax benefit from continuing operations, and adding any applicable pro-forma net loss from discontinued operations.
Pro-forma Adjusted EBITDA is calculated from pro-forma EBIT before discontinued operations by: (1) adding depreciation charges; (2) adding amortization charges; (3) adding merger, transaction and other related costs; (4) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (5) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated borrowings; (6) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (7) adding or subtracting fair value movements on contingent consideration; (8) adding impairment charges on property, plant and equipment; (9) adding or subtracting asset write-downs, net of insurance proceeds; (10) adding incremental costs for produce recalls and related costs; (11) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (13) subtracting the gain or adding the loss on the disposal of business interests; (14) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (15) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (16) adding restructuring charges; (17) adding costs for legal matters not in the ordinary course of business; and (18) adding costs that are directly related to the COVID-19 pandemic, and are as follows: costs that are (i) incremental to charges incurred prior to the outbreak, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Costs related to COVID-19 are not added back after the fourth quarter of 2020. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Pro-forma Adjusted Net Income attributable to Dole plc is calculated from pro-forma net income (loss) attributable to Dole plc by: (1) adding the loss from discontinued operations, net of income tax; (2) adding intangible asset amortization charges; (3) adding merger, transaction and other related costs; (4) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments including interest rate swaps; (5) adding the net unrealized loss or subtracting the net unrealized gain on foreign denominated borrowings; (6) adding the net realized loss or subtracting the net realized gain on noncash settled foreign denominated intercompany borrowings; (7) adding or subtracting fair value movements on contingent consideration; (8) adding impairment charges on property, plant and equipment; (9) adding or subtracting asset write-downs, net of insurance proceeds; (10) adding incremental costs for produce recalls and related costs; (11) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (13) subtracting the gain or adding the loss on the disposal of business interests; (14) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (15) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (16) adding restructuring charges; (17) adding costs for legal matters not in the ordinary course of business; (18) adding back the expense or subtracting the benefit of U.S. Tax Reform discrete income tax expense (benefit); and (19) adding costs that are directly related to the COVID-19 pandemic, and are as follows: (i) incremental to charges incurred prior to the outbreak, including incremental costs related to personal protective equipment and transportation, and direct costs due to lower production capacity from a plant shutdown, (ii) not expected to recur once the crisis has subsided and operations return to normal, and (iii) clearly separable from normal operations. Costs related to COVID-19 are not added back after the fourth quarter of 2020. It also excludes the tax effect and the effect attributable to non-controlling interests share of such items. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.
Pro-forma Adjusted Earnings per Share is calculated from pro-forma Adjusted Net Income attributable to Dole plc divided by diluted weighted average number of shares in the applicable period.
Pro-forma EBIT before discontinued operations, Adjusted EBITDA, pro-forma Adjusted EBITDA, and pro-forma Adjusted Net Income attributable to Dole plc are not measurements of Dole plc financial performance under GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income (loss) from continuing operations or any other performance measures derived in accordance with GAAP. Additionally, pro-forma EBIT before discontinued operations and pro-forma Adjusted EBITDA are not intended to be liquidity measures because of certain limitations such as:
•They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;
•They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP measures do not reflect cash requirements for such replacements.

Because of these limitations, pro-forma EBIT before discontinued operations and pro-forma Adjusted EBITDA should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.
Further, pro-forma EBIT before discontinued operations, pro-forma Adjusted EBITDA, and pro-forma Adjusted Net Income attributable to Dole plc as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included pro-forma EBIT before discontinued operations, pro-forma Adjusted EBITDA, and pro-forma Adjusted Net Income attributable to Dole plc herein because Dole plc’s management believes that pro-forma EBIT before discontinued operations, pro-forma Adjusted EBITDA, and pro-forma Adjusted Net Income attributable to Dole plc are useful performance measures for it. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows, or any other measure prescribed by GAAP.
Dole is not able to provide a reconciliation for FY'22 Adjusted EBITDA without undertaking unreasonable efforts.

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the fourth quarter and full year 2021 financial results. The webcast can be accessed within “Events and Presentations” on the company website, www.doleplc.com/investors.
An archived replay of the webcast will also be available shortly after the live event has concluded. For those without internet access, the conference call can be accessed live by dialing 1-855-979-6564 or for international callers by dialing +44 203 936 2999. The access code is 138905.
A replay of the call will be available through March 31, 2022, by dialing 1-845-709-8569 or for international callers by dialing +44 203 936 3001. The replay access code is 351400.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Phil Elwood, Ogilvy
philip.elwood@ogilvy.com
+1 202 423 7957

Julianna Richter, Ogilvy
julianna.richter@ogilvy.com
+1 646 427 4185

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130